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March 27, 2009

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler, Esq.
Assistant Director
Office of Health Care and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Santarus, Inc. Registration Statement on Form S-3 Filed January 20, 2009 SEC File No. 333-156806
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated March 6, 2009 with respect to the above- referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Santarus, Inc. (“Santarus”) as set forth below. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment in italics and Santarus’ response below.
General
     1. We note your response to comment 1 and are not willing to extend the position described in Compliance and Disclosure Interpretation 116.01, formerly known as Item 22 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations for Securities Act Form S-3. The position described in this interpretation applies to earnout shares to be issued in connection with a merger. It does not apply to all contingent payments that may be issued using the Registrant’s shares. As the 4,300,000 shares you are attempting to register are not earnout shares to be issued in connection with a merger, this interpretation does not apply.
Similarly, Item 53 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations for Securities Act S-3, published July 1997 does not apply. This interpretation is intended to clarify that the staff will consider the investor’s unaffiliated status and holding period when determining whether a transaction is a primary offering or a secondary

Jeffrey P. Riedler, Esq.
March 27, 2009

offering and whether it can be registered on Form S-3. In the situation described in the interpretation the investor holds warrants and convertible preferred stock. The Division has permitted the registration of the resale of shares underlying convertible securities. Since the shares you are attempting to register on this registration statement are not shares underlying convertible securities and whether the transaction should be considered a primary or secondary offering is not at issue, this interpretation does not apply.
Therefore, the 4,300,000 shares that you may issue to Cosmo upon the achievement of milestones may not be registered at this time. Please remove them from your registration statement. You may register the resale of these shares after the shares have been issued.
Santarus’ Response:
     Santarus respectfully submits that the 4,300,000 shares issuable by Santarus to Cosmo Technologies Limited (“Cosmo”) in connection with certain development and commercial milestones under the license agreement (the “Cosmo Earnout Shares”) constitute earnout shares, which the Staff has permitted, in similar circumstances, to be registered on Form S-3 in accordance with General Instruction I.B.3. Even though Compliance and Disclosure Interpretation 116.01 (“CDI 116.01”) refers to mergers, it appears that the following registration statements on Form S-3, which registered shares potentially issuable in earnouts not related to a merger, were declared effective by the Staff: Liveperson, Inc.’s registration statement on Form S-3 dated January 20, 2004 (SEC File No 333-112018); and Spectrum Pharmaceuticals, Inc.’s registration statement on Form S-3 dated June 14, 2006 (SEC File No 333-135029). Our review of the public filings indicates that Spectrum Pharmaceuticals, Inc.’s registration statement on Form S-3 was reviewed by the Staff prior to being declared effective. Each of the above-mentioned registration statements registered potentially issuable shares, the issuance of which were contingent upon earnout criteria or milestone achievement in certain asset purchase agreements entered into by the respective registrants.
     We respectfully submit that there is no material difference between registering earnout shares stemming from a transaction that is structured as a merger, an asset sale or a license of intellectual property. In each case:
•	the issuer makes a commitment to issue shares to the selling stockholder(s) as additional consideration;

•	the shares are not outstanding at the time the registration statement is filed; and

•	the issuance of the shares is contingent upon the achievement of future performance requirements.
Pursuant to the license agreement, Santarus is required to issue the Cosmo Earnout Shares within 10 working days of Cosmo’s election to receive certain milestone payments in shares of Santarus common stock. Requiring subsequent registration statements to cover solely the Cosmo Earnout Shares would impose considerable expense on Santarus, in terms of legal and accounting fees, simply because the Cosmo/Santarus transaction was structured as a license of intellectual property, rather than a merger or a purchase of assets.

Jeffrey P. Riedler, Esq.
March 27, 2009

     While the Staff’s comment states that CDI 116.01 is not applicable, we believe that applying the concept underlying CDI 116.01 to this offering is consistent with the public interest and investor protection. As mentioned in our letter dated February 26, 2009, Cosmo has agreed that for the 15 months following the date of issuance of the initial 6,000,000 shares of common stock under the stock purchase agreement (the “Initial Shares”), Cosmo will not transfer or dispose of the Initial Shares or any Cosmo Earnout Shares that may be issued during that 15-month period. In addition, for a period of six months following the date on which Santarus provides notice of occurrence of a milestone event, Cosmo has agreed it will not transfer or dispose of any Cosmo Earnout Shares issued in connection with such milestone event. Santarus contends that the contractual holding period for each of the Initial Shares and the Cosmo Earnout Shares is a substantial indication that Cosmo is acquiring the securities for investment purposes, rather than for distribution to the public. Thus the earnout shares would be issued and held by Cosmo for at least six months prior to any possible offer or sale. Under these circumstances, we believe registration is appropriate.
     In light of these factors, Santarus respectfully requests that the Staff reconsider its comment.
* * *
     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration, if any.
     Any comments or questions regarding the foregoing should be directed to John J. Huber at (202) 637-2242 or the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Gerald T. Proehl, Santarus, Inc. Debra P. Crawford, Santarus, Inc. Carey J. Fox, Santarus, Inc. John J. Huber, Latham & Watkins LLP